KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mark F. Parise
Special Counsel
Phone (212) 715-9276
MParise@KramerLevin.com

January 20, 2015

Stephanie Hui, Esq. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C.20549

Re:	Post-effective Amendment (the “Amendment”) to the Registration Statement of E.I.I. Realty Securities Trust, on behalf of its portfolio, E.I.I. Realty Securities Fund (the “Fund”) File Nos.: 333-45959 and 811-08649, filed on November 17, 2014

Dear Ms. Hui:

Set forth below are the above-referenced Fund’s responses to comments received telephonically from you, on January 8, 2015, in connection with the Fund's Amendment.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Amendment.

Prospectus—Comments and Responses

Comment 1: On page 1, footnote 2 of the expense table, please move the “notice to shareholders” language to the second sentence for clarity and please confirm whether the waiver is contractual.

Response to Comment 1: The revision moving the “notice to shareholders” language has been made. The waiver is voluntary but may not be amended or withdrawn until one year from the date of the Prospectus and upon notice to shareholders, as noted in the revised footnote.

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Securities and Exchange Commission

January 20, 2015

Comment 2: On page 1, footnote 2 of the expense table, please include language noting that the recoupment would be subject to the limitation in place in the year the fee was waived.

Response to Comment 2: The revision has been made.

Comment 3: Regarding the “Example” costs of investing in the Fund on page 1, please clarify whether the year 2 estimates (in the 3, 5 and 10 year examples) assume that expenses will be low enough in year 2 to recoup? If so, please disclose whether the expenses are being underestimated?

Response to Comment 3: No, the year 2 estimates do not assume a waiver nor do they assume expenses will be low enough for recoupment. While the waiver is not guaranteed past one year, given the history of the Fund it is probable the waiver will continue in year 2. Thus, we view the year 2 estimates as conservative and possibly overestimated given the possibility of the continuation of the voluntary waiver. We have revised the paragraph following the Example to clarify.

Comment 4: Under the section titled “Portfolio Turnover” on page 2, the Prospectus states the Fund’s portfolio turnover rate was 112% during the most recent fiscal year. If the Fund is expected to have a portfolio turnover rate of 100% or greater, please include a corresponding risk factor in the Principal Investment Risks section of the Prospectus.

Response to Comment 4: The risk disclosure has been added.

Comment 5: Under the “Financial Highlights” section of the Prospectus on page 20, please include the financial information for the Institutional Class shares.

Response to Comment 5: We are required, pursuant to Item 13 of Form N-1A, to provide financial highlights information "only for periods subsequent to the effective date of the Fund's registration statement." We are not aware of any requirement to disclose the financial highlights information of an existing class offered in a different prospectus. We believe that our disclosure complies with the requirements of Item 13 of Form N-1A. Moreover, while Instruction 3(b) to Item 4 of Form N-1A specifically addresses the circumstances of this prospectus (a new class offered in a stand-alone prospectus) and requires the inclusion of a bar chart and performance table showing data for another class, the Commission chose not to include a similar instruction for Item 13. Accordingly, we have not modified our disclosure.

Securities and Exchange Commission

January 20, 2015

Statement of Additional Information—Comment and Response

Comment 1: At the top of page 6, the first full paragraph indicates that American Depository Receipts (ADR’s) are not considered to be foreign securities for the 20% limit. Please explain whether ADRs are considered securities of companies in the United States for purposes of the 80% requirement stated in the Fund’s Principal Strategies in the Prospectus.

Response to Comment 1: The Fund believes that dollar denominated American Depository Receipts ("ADRs"), which are traded in the United States on exchanges or over-the-counter, do not involve the same risks as other foreign securities, and as such are not counted as foreign securities for the purposes of the Fund's limitation on investments in foreign securities. The Fund currently is not, nor has it, invested in ADRs but, should that change, would consider ADRs as U.S. securities for purposes of the 80% requirement.

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In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9276. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Mark F. Parise

Mark F. Parise

cc:	Richard J. Adler

Michael J. Meagher

Kathleen Heineken